Recon Technology Reports Second Quarter 2013 Financial Results

Revenue Increases 49%, Net Profit Up 278%

BEIJING, Feb. 13, 2013 /PRNewswire-FirstCall/ -- Recon Technology, Ltd. (Nasdaq: RCON) ("Recon" or the "Company"), a Chinese non-state-owned oilfield services provider to oil and gas companies and their affiliates, today reported results for its second quarter of fiscal 2013 ended December 31, 2012.

Q2 FY2013 Highlights

	For the Three Months Ended
	December 31,
	2011	2012	% Change
Revenues	RMB30,844,229	RMB45,980,600	49.07%
Net income attributable to ordinary shareholders	1,395,926	5,288,361	278.84%
Earnings per share	0.35	1.34	278.84%

•	Total revenues for the second quarter of FY2013 were approximately RMB46.0 million ($7.3 million), an increase of 49.1% from the same period of FY2012.

•	Net income attributable to ordinary shareholders for the second quarter of FY2013 was RMB5.3 million ($0.8 million), or RMB1.34 ($0.21) per diluted share. Net income attributable to ordinary shareholders for the same period of FY2012 was RMB1.4 million, or RMB0.35 ($0.06) per diluted share.

"Recon recorded both strong top-line and bottom-line growth in the second quarter of fiscal 2013. We are very pleased with our progress over the past several quarters and expect the trend to continue in 2013." said Mr. Yin Shenping, Chairman and CEO of Recon. "For the six-month period, our business benefited mainly from our recently developed fracturing service business. It also benefited from our integrated product-service strategies. To further strengthen our competitive advantage, protect our leading market position, and maintain our strong growth momentum, we will continue to expand our portfolio of products and services and focus our growth strategies on high growth, high-margin areas."

Q2 FY2013 Financial Results

Total revenues for the second quarter of FY2013 increased by 49.1% to RMB46.0 million ($7.3 million) from RMB30.8 million for the same period in FY2012. Service revenues were particularly strong, increasing 476.5% year over year. The overall increase of service revenue consisted mainly of fracturing services and minor maintenance services. During FY2012, Recon BHD signed several fracturing service contracts with an aggregate contract value of RMB30 million with Sinopec Zhongyuan oilfield. As of December 31, 2012, we have completed most of the contracts and recognized corresponding revenues from the contracts. Our management intends to leverage our reputation and experience in the field to pursue new fracturing business contracts in the coming years.

Gross profit increased to RMB14.0 million ($2.2 million) for the second quarter of FY2013, up 53.8% from the same period of FY2012. Gross margin increased to 30.49% for the second quarter of FY2013 from 29.55% for the same period in FY2012. The improvement in overall gross margin was mainly due to service and software sales contributing to a higher portion of total revenues. Service and software sales historically carry higher gross margins than hardware sales.

Selling and distribution expenses increased by 14.1% from RMB1.4 million for the second quarter of FY2012 to RMB1.6 million ($0.3 million) for the second quarter of FY2013. This increase was primarily due to increased shipping charge and maintenance expenses. General and administrative expenses decreased by 32.3% from RMB3.2 million for the second quarter of FY2012 to RMB2.5 million ($0.4 million) for the same period of FY2013. Research and development expenses were RMB4.2 million ($0.7 million) for the second quarter of FY2013, up 72.5% from a year ago. Overall, operating expenses increased by 18.6% year over year to RMB8.3 million ($1.3 million) for the second quarter of FY2013.

Income from operations was RMB5.7 million ($0.9 million) for the second quarter of FY2013, compared to RMB2.1 million for the same period of FY2012. This increase in income from operations is mainly driven by top line growth as well as decrease in SG&A expenses as a percentage of total revenues.

Net income attributable to ordinary shareholders increased by 278.8% to RMB5.3 million ($0.8 million) for the second quarter of FY2013 from RMB1.4 million for the same period of FY2012. Diluted earnings per share was RMB1.34 ($0.21) for the second quarter of FY2013, compared to RMB0.35 ($0.06) for the same period of FY2012.

Adjusted EBITDA was RMB7.6 million ($1.2 million) for the second quarter of FY2013, up 249.9% compared to RMB2.2 million for the same period of FY2012.

	For the Three Months Ended
	December 31,
Reconciliation of Adjusted EBITDA	2011	2012	2012
to Net Income (Loss)	RMB	RMB	USD

Net income (loss)	RMB1,581,383	RMB5,887,567	RMB932,153
Provision for income taxes	104,566	423,308	67,020
Interest expense	133,384	546,658	86,550
Stock compensation expense	261,483	452,348	71,618
Depreciation, amortization and accretion	77,434	242,778	38,438

Adjusted EBITDA	RMB2,158,250	RMB7,552,659	RMB1,195,779

As of December 31, 2012, cash and cash equivalents were RMB2.1 million ($0.3 million). Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid short-term debt investments with stated maturities of no more than six months.

Year-to-Date FY2013 Financial Results

Total revenues for the six months ended December 31, 2012 increased by 53.8% to RMB55.0 million ($8.7 million) from RMB35.8 million for the same period of fiscal 2012, primarily driven by strong sales from fracturing service business.

Gross profit increased to RMB16.5 million ($2.6 million) for the six months ended December 31, 2012, up 42.0% from the same period of fiscal 2012. Gross margin decreased to 29.92% for the six months ended December 31, 2012 from 32.39% for the same period ended December 31, 2011. The decrease in gross margin was mainly related to furnace sales, which carry a lower margin than our other solutions.

Selling and distribution expenses increased by 28.2% from RMB2.3 million for the six months ended December 31, 2011 to RMB2.9 million ($0.5 million) for the same period in fiscal 2013. This increase was primarily due to increased shipping charge and maintenance expenses. General and administrative expenses decreased by 22.9% from RMB5.8 million for the six months ended December 31, 2011 to RMB4.5 million ($0.7 million) for the same period of fiscal 2013. Research and development expenses were RMB5.7 million ($0.9 million) for the six months ended December 31, 2012, up 23.1% from the same period of fiscal 2012. Overall, operating expenses were RMB13.1 million ($2.1 million) for the six months ended December 31, 2012, steady compared to same period of last year.

Income from operations was RMB3.3 million ($0.5 million) for the six months ended December 31, 2012, compared to a loss of RMB1.1 million for the same period ended December 31, 2011. This increase in income from operations can be attributed primarily to an increase in total revenues and decrease in operating expenses as a percentage of total revenues.

Net income attributable to ordinary shareholders increased by 246.5% to RMB2.9 million ($0.5 million) for the six months ended December 31, 2012, an improvement of RMB4.9 million compared to a loss of RMB2.0 million for the same period of fiscal 2012. Diluted earnings per share was RMB0.75 ($0.12) for the six months ended December 31, 2012, compared to diluted loss per share of RMB0.51 for the same period ended December 31, 2011.

Adjusted EBITDA was RMB6.1 million ($1.0 million) for the six months ended December 31, 2012, compared to a loss of RMB0.6 million for the same period of fiscal 2012, an improvement of 1,048.5%.

	For the Six Months Ended
	December 31,
Reconciliation of Adjusted EBITDA	2011	2012	2012
to Net Income (Loss)	RMB	RMB	USD

Net income (loss)	RMB-1,823,813	RMB3,549,283	$561,942
Provision for income taxes	213,081	454,932	72,027
Interest expense	276,295	876,414	138,759
Stock compensation expense	524,847	907,153	143,626
Depreciation, amortization and accretion	166,157	315,157	49,897

Adjusted EBITDA	RMB-643,433	RMB6,102,939	$966,251

For the six months ended December 31, 2012, net cash provided by operating activities was RMB5.2 million ($0.8 million). This was an increase of RMB7.2 million ($1.1 million) compared to net cash used in operating activities of RMB2.0 million for the six months ended December 31, 2011.

Net cash used in financing activities amounted to RMB6.6 million ($1.0 million) for the six months ended December 31, 2012, compared to RMB0.2 million for the same period of fiscal 2012. During the fiscal 2013 six-month period, we paid back a prior RMB12 million ($1.9 million) commercial bank loan and received a RMB5 million ($0.8 million) loan from another bank, which was guaranteed by one of our shareholders.

Net cash used in investing activities was RMB0.4 million (approximately $0.1 million) for the six months ended December 31, 2012, an increase of RMB0.3 million from RMB0.1 million for the same period of fiscal 2012. The increase was related to the purchase a motor vehicle.

About Recon Technology, Ltd.

Recon Technology, Ltd. is a non-state-owned oil field service company in China. The company has been providing software, equipment and services designed to increase the efficiency and automation in oil and gas exploration, extraction, production and refinery for Chinese oil and gas fields for more than 10 years. More information may be found at http://www.recon.cn or e-mail: info@recon.cn.

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Contact:

At the Company:
Recon Technology, Ltd.
Tel: +86-10-8494-5799
Email: info@recon.cn
Web: http://www.recon.cn

Investor Relations:
Tina Xiao
Weitian Group LLC
Email: tina.xiao@weitian-ir.com
Web: http://www.weitian-ir.com